FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry OS 10.2 Named ‘The World’s Best Mobile OS’	2.

Document 1

  NEWS RELEASE
August 22, 2014

FOR IMMEDIATE RELEASE

BlackBerry OS 10.2 Named ‘The World’s Best Mobile OS’

Mumbai, India – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that the BlackBerry® 10.2 operating system (OS) has been named ‘The World’s Best Mobile OS’ by Digit, India’s largest selling technology magazine.

Digit staff conducted a performance test of the BlackBerry 10.2 OS, Android 4.4, iOS 7.1.2 and Windows Phone 8.1 operating systems. The BlackBerry 10.2 OS won the overall test with a rating of 56.91 – the highest amongst all of the latest major operating systems that are available in the market today. The BlackBerry 10.2 OS was also judged to be the best OS for email, contact management, calling, photography, search and video.

“This was by far the most comprehensive test we have ever done, as the Digit Test Centre spent over 400 man-hours, meticulously checking over a thousand individual parameters for each OS, in order to arrive at a true and unbiased answer to the question, ‘What’s the World’s best mobile OS out of the box?’ By winning five of the ten aspects we tested for, BlackBerry OS 10.2 is a deserved winner of the title,” said Robert Sovereign-Smith, Executive Editor, Digit.

The month-long comparison test was based on various OS capabilities including browsing, e-mail, messaging, settings and customization, managing contacts and calling, photography, notifications, lock screen capability, search and video capture.*

“We are extremely excited with the results of the test, as it is a testament to our commitment to provide the best experience to our consumers, without compromise,” said Sunil Lalvani, Managing Director, BlackBerry India. BlackBerry 10.2 OS is built on a solid foundation, providing consumers with a host of innovative features like the powerful BlackBerry Hub, to help them be as productive as possible at work and on-the-go.”

For more details of test please visit http://dgit.in/BestmOS

*Source: Indian Readership Survey 2013

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
Varghese Thomas
vthomas@blackberry.com
+91-9886605670

Text100 India Pvt. Ltd:
Ishita Grover/ Avantika Samkaria
+91 9999884842/ +91 9818836164
ishita.grover@text100.co.in/ avantika.samkaria@text100.co.in

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 25, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer